Exhibit 12.1
STATER BROS. HOLDINGS INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)

	Fiscal Year Ended
	Sept. 30,	Sept. 29,	Sept. 28,	Sept. 26,	Sept. 25,
	2001(1)(2)	2002(2)	2003(2)	2004(2)	2005

Earnings:
Income before income taxes	$13,897	$18,510	$15,946	$111,140	$39,908

Amortization of capitalized interest	338	341	352	302	251

Interest	53,846	53,086	52,524	78,790	55,211

Less interest capitalized during the period	(238)	(144)	(144)	(323)	(1,111)

Net amortization of debt discount and premium and issuance expense	2,532	3,158	3,158	11,321	3,042

Interest portion of rental expense	21,407	21,848	22,740	23,979	25,461

Earnings as adjusted	$91,782	$96,799	$94,576	$225,209	$122,762

Fixed charges:
Interest	$53,846	$53,086	$52,524	$78,790	$55,211

Net amortization of debt discount and premium and issuance expense	2,532	3,158	3,158	11,321	3,042

Interest portion of rental expense	21,407	21,848	22,740	23,979	25,461

Fixed charges	$77,785	$78,092	$78,422	$114,090	$83,714

Ratio of Earnings to Fixed Charges	1.18	1.24	1.21	1.97	1.47

(1)	53-Week Fiscal Year

(2)	Includes the Company’s 50% share of Santee. For fiscal 2004, includes the Company’s 50% share of Santee through February 6, 2004. Santee has been consolidated into the Company’s consolidated results since that date.